                                                Exhibit 23.2

Consent of Independent Auditors

The Board of Directors
Ares Capital Corporation

We consent to the incorporation by reference in the registration statement on Form N-2 of Ares Capital Corporation of our report dated March 5, 2021, with respect to the consolidated balance sheets of Senior Direct Lending Program, LLC, including the consolidated schedules of investments, as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the annual report on Form 10‑K/A of Ares Capital Corporation dated March 5, 2021.

/s/ KPMG LLP

Los Angeles, California
March 5, 2021